Exhibit 4.9

LANDAMERICA FINANCIAL GROUP, INC.

423 EMPLOYEE STOCK PURCHASE PLAN

(Effective July 1, 2005)

PURPOSE

Effective July 1, 2005, the Board of Directors of the Company adopted the LandAmerica Financial Group, Inc., 423 Employee Stock Purchase Plan (the Plan). The Plan offers a convenient and economical way for Eligible Employees to become shareholders in the Company. Once an Eligible Employee elects to participate in the Plan, his or her payroll deductions will be used to purchase LFG Stock under the terms of the Plan.

The Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and all provisions of the Plan should be construed in a manner consistent with that intent.

ARTICLE I

DEFINITIONS

1.01	Administrator

Administrator means the Committee. The Committee may delegate ministerial, non-discretionary functions to third parties, including officers of the Corporation.

1.02	Affiliate

Affiliate means any “parent corporation” or “subsidiary corporation” (within the meaning of Section 424 of the Code) of the Company, including a corporation that becomes an Affiliate after the adoption of this Plan, that the Administrator designates as a participating employer in the Plan.

1.03	Board

Board means the Board of Directors of LandAmerica Financial Group, Inc.

1.04	Code

Code means the Internal Revenue Code of 1986, and any amendment thereto.

1.05	Committee

Committee means the Benefits Committee whose members are appointed by the Board to administer the Company’s employee benefit plans.

1.06	Company

Company means LandAmerica Financial Group, Inc.

1.07	Date of Grant

Date of Grant means the first day of each month.

1.08	Dividend

Dividend means a distribution made to shareholders, as determined by the Board in the form of cash or stock.

1.09	Dividend Payment Date

Dividend Payment Date means a date declared by the Board on which Dividends are paid to the shareholders of LFG Stock.

1.10	Dividend Record Date

Dividend Record Date means the date declared by the Board on which a person or entity must be a registered shareholder of LFG Stock in order to receive a Dividend.

1.11	Eligible Employee

Eligible Employee means any person who (i) is employed by the Company or an Affiliate and (ii) has completed thirty (30) consecutive days of employment with the Company or an Affiliate. The preceding sentence to the contrary notwithstanding, an individual who is a Five Percent Shareholder is not an Eligible Employee.

1.12	Enrollment Period

The period of time, as designated by the Administrator, preceding an Offering Period in which a Participant must submit a request to participate in the Plan to the Recordkeeper.

1.13	Fair Market Value

Fair Market Value means on any given date (i) for purposes of a share of LFG Stock purchased on the open market, the actual purchase price paid for such shares, or (ii) for all other purposes, the reported closing price of a share of LFG Stock on the primary exchange on which shares of LFG Stock are listed. If, on any given date, no share of LFG Stock is traded on the established stock exchange, then Fair Market Value shall be determined with reference to the next preceding day that LFG Stock was so traded.

1.14	Five Percent Shareholder

Five Percent Shareholder means any individual who, immediately after the Date of Grant of an Option, owns or would be deemed to own more than five percent of the total combined voting power or value of all classes of stock of the Company or of an Affiliate. For this purpose, (i) an individual shall be considered to own any stock owned (directly or indirectly) by or for his brothers, sisters, spouse, ancestors or lineal descendants and shall be considered to own proportionately any stock owned (directly or indirectly) by or for a corporation, partnership, estate or trust of which such individual is a shareholder, partner or beneficiary, and (ii) stock of the Company or an Affiliate that an individual may purchase under outstanding options (whether or not granted under this Plan) shall be treated as stock owned by the individual.

1.15	LFG Stock

LFG Stock means the common stock of the Company.

1.16	Offering Period

Offering Period means the period beginning on the Date of Grant and ending on the Purchase Date.

1.17	Option

Option means a stock option that entitles the holder to purchase from the Company a stated number of shares of LFG Stock in accordance with, and subject to, the terms and conditions prescribed by the Plan.

1.18	Participant

Participant means any Eligible Employee currently and properly enrolled in the Plan pursuant to applicable procedures developed by the Administrator.

1.19	Plan Account

Plan Account means a recordkeeping account established for a Participant to which shares of LFG Stock are credited under the Plan.

1.20	Purchase Date

Purchase Date means the last business day of the month, or if LFG Stock is not traded on such day, on the next preceding day on which such stock is traded, on which the Recordkeeper will purchase LFG Stock.

1.21	Recordkeeper

Recordkeeper means a third-party recordkeeper that is either a brokerage firm or the Company’s transfer agent, and that is designated by the Administrator.

ARTICLE II

ELIGIBILITY AND PARTICIPATION

2.01	Eligibility

Each person who is or will be an Eligible Employee on the Date of Grant may elect to participate in the Plan by submitting a request through the Recordkeeper’s website or designated interactive voice response system.

2.02	Payroll Deductions

(a) An Eligible Employee who satisfies the requirements of Article II becomes a Participant for an Offering Period by submitting a request through the Recordkeeper’s website or designated interactive voice response system during the Enrollment Period set by the Administrator. The Participant will authorize the amount to be withheld from his or her pay each pay period subject to the limit set forth in Plan section 3.01.

(b) A Participant may not contribute to or otherwise accumulate funds under the Plan except by payroll deductions in accordance with his or her request submitted through the Recordkeeper’s website or designated interactive voice response system.

(c) A Participant’s enrollment request becomes effective as of the date received within the designated Enrollment Period. An enrollment request may be amended or revoked before the end of the Enrollment Period. Once an enrollment request becomes operative, it will continue in effect and may not be amended or revoked except during a subsequent Enrollment Period or the Participant’s termination of employment, if earlier.

2.03	Plan Account

A Plan Account shall be established for each Participant. All amounts deducted from a Participant’s pay pursuant to his or her request submitted through the Recordkeeper’s website or designated interactive voice response system shall be credited to his or her Plan Account. No interest shall be paid or credited to the Plan Account of any Participant.

ARTICLE III

OPTION GRANTS

3.01	Number of Shares

Each Eligible Employee who is a Participant on the Date of Grant shall be granted an Option as of the Date of Grant. The number of shares of Common Stock subject to such Option shall be the number of whole and fractional shares determined by dividing the option price into the cash balance credited to the Participant’s Plan Account as of the Purchase Date. Notwithstanding the preceding sentence, no Participant will be granted an Option if such Option would permit such Participant’s right to purchase LFG Stock (under all employee stock purchase plans maintained by the Company) to accrue at a rate which exceeds $25,000 of the Fair Market Value of LFG Stock (determined as of each Date of Grant) in any calendar year.

3.02	Aggregate Limit

(a) The maximum aggregate number of shares of LFG Stock that may be issued under this Plan is 1,500,000 shares.

(b) The maximum number of shares which may be issued under this Plan shall be adjusted as the Company shall determine to be equitably required in the event that (i) the Company (A) effects one or more stock dividends, stock split-ups, subdivisions or consolidations of shares or (B) engages in a transaction to which Section 424 of the Code applies, or (ii) there occurs any other event which, in the judgment of the Company, necessitates such action. Any determination made under this Article III by the Company shall be final and conclusive.

3.03	Option Price

The price per share for LFG Stock purchased on the exercise of an Option shall be eighty-five percent (85%) of the Fair Market Value on the Purchase Date.

ARTICLE IV

EXERCISE OF AN OPTION

4.01	Automatic Exercise

Each Option shall be exercised automatically as of the Purchase Date for the number of shares of LFG Stock that may be purchased at the option price for that Option with the balance credited to the Participant’s Plan Account.

4.02	Transferability of Option

During a Participant’s lifetime, Options held by such Participant shall be exercisable only by that Participant.

4.03	Cash Dividends

In the event the Company pays a cash Dividend, such Dividend will be paid to the Recordkeeper for shares held in Plan Accounts as of the Dividend Record Date. The Participant may elect whether to receive a cash payment for such dividend or to have the Recordkeeper reinvest such cash Dividend in shares of LFG Stock. If no such election is made, the Dividend will be reinvested in shares of LFG Stock.

4.04	Stock Dividends

Any Dividend in LFG Stock shares distributed by the Company on shares held in a Participant’s Plan Account will be credited to the Plan Accounts of Participants based upon the number of shares held by Participants on the Dividend Record Date.

4.05	Stock Splits

Any Stock Splits distributed by the Company on shares held in a Participant’s Plan Account will be credited to the Plan Accounts of Participants based upon the number of shares held by Participants on the record date for the stock split.

ARTICLE V

DISTRIBUTIONS

5.01	Complete and Partial Distributions of Certificates for Shares

Participants may obtain stock certificates for all or part of the whole shares of LFG Stock held in their Plan Accounts by submitting a request through the Recordkeeper’s website or designated interactive voice response system. Any fractional share credited to the Participant’s Plan Account will be distributed in a cash payment equal to the Fair Market Value of LFG Stock as of the date of distribution, less applicable fees, expenses and transfer taxes, if any, to the Participant.

5.02	Complete and Partial Distributions of Cash for Shares

Participants may instruct the Recordkeeper to sell all or any number of shares held in their Plan Accounts by submitting a request through the Recordkeeper’s website or designated interactive voice response system. The Recordkeeper will make the sale within five (5) business days following submission of the request. Applicable fees, expenses and transfer taxes, will be deducted by the Recordkeeper from the Fair Market Value as of the date such shares are sold by the Recordkeeper.

5.03	Distributions upon Separation from Service or Termination of the Plan

(a) In the event a Participant separates from employment with the Company or an Affiliate, the Participant may elect (i) to transfer the LFG Stock (and any fractional share) to an account with a brokerage firm or (ii) to receive certificates for the number of whole shares allocated to the Participant’s account on the date of separation from service or a cash payment equal to the Fair Market Value of such shares, less applicable fees, expenses and transfer taxes. Any fractional share credited to the Participant’s Plan Account will be sold by the Recordkeeper and a cash payment equal to the Fair Market Value of such fractional share, less applicable fees, expenses, and transfer taxes, if any, will be paid to the Participant. The Participant’s election must be submitted through the Recordkeeper’s website or designated interactive voice response system within thirty (30) days of the Participant’s separation from service or by his estate or named beneficiary within sixty (60) days of the Participant’s death.

(b) If the Participant does not request a distribution or notify the Recordkeeper of the Participant’s election to receive his or her distribution in certificates or cash within the required time period, the Recordkeeper will issue certificates for the number of whole shares in the Participant’s Plan Account. If the Plan Account has a fractional share, such shares will be sold by the Recordkeeper and a cash payment equal to the Fair Market Value of such fractional share, less applicable fees, expenses and transfer taxes, if any, will be paid to the Participant.

(c) In the event the distribution occurs after a Dividend Record Date but prior to a Dividend Payment Date, any Dividend allocable to the Participant’s Plan Account will be paid to the Participant in accordance with Plan Sections 4.03 and 4.04.

ARTICLE VI

FEES, EXPENSES AND TAXES

Participants will incur no brokerage commissions or service charges for purchases of LFG Stock made under the Plan. Participants will be responsible for applicable brokerage commissions, service charges and taxes on each sales transaction relating to shares allocated to the Participant’s Plan Account.

ARTICLE VII

ADMINISTRATION

7.01	Plan Administrator

The Plan shall be administered by the Administrator. The Administrator shall have complete authority to interpret all provisions of this Plan; to adopt, amend, and rescind rules and regulations pertaining to the administration of the Plan; and to make all other determinations necessary or advisable for the administration of this Plan. The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator. Any decision made, or action taken, by the Administrator in connection with the administration of this Plan shall be final and conclusive. The Administrator shall not be liable for any act done in good faith with respect to this Plan. All expenses of administering this Plan (except as provided in Article VI) shall be borne by the Company.

7.02	Registration of Shares

Shares of LFG Stock purchased by the Participant under the Plan will be registered in the name of the Participant.

7.03	Share Safekeeping

The Recordkeeper will act as custodian of shares purchased under the Plan. Shares purchased on behalf of each Participant will be allocated by the Recordkeeper to the Participants’ Plan Accounts. Certificates for shares purchased under the Plan will not be issued to a Participant unless a distribution request from the Participant is received by the Recordkeeper in accordance with the provisions of Article VI.

7.04	Reports

The Recordkeeper will keep a continuous record of each Participant’s investment in the Plan including the amount of Dividends received, the Fair Market Value applicable to the purchase or sale of LFG Stock allocated to the Participant’s Plan Account, the number of shares of LFG Stock purchased, sold or distributed, the total shares of LFG Stock accumulated, and the amount of fees, expenses and taxes charged for each sale transaction. A transaction statement will be sent to each Participant for each calendar quarter in which the Participant has a balance in his or her Plan Account. In addition, each Participant will receive the Annual Report of the Company and its Notice of Annual Meeting, Proxy Statement and Instruction Form. Participants will receive information necessary for reporting income realized by them under the Plan.

ARTICLE VIII

VOTING AND TENDERING OF SHARES

8.01	Voting of Shares

Before each annual or special meeting of the shareholders of the Company, the Company and the Administrator will furnish each Participant holding LFG Stock in his or her Plan Account with a copy of the proxy solicitation material for such meeting, together with a form addressed to the Administrator requesting the Participant’s confidential instructions on how the whole shares of such LFG Stock allocated to the Participant’s account as of the date most recently preceding the record date for which exact account balances are readily available, should be voted. Upon receipt of valid instructions, the Administrator will vote such LFG Stock as instructed, or not vote if so directed by the Participant. Any share of LFG Stock held in a Participant’s Plan Account as to which the Administrator does not receive valid voting instructions will be voted by the Administrator in such manner as the Administrator may decide, or the Administrator may refrain from voting such shares.

8.02	Tender Offer

In the event that a tender offer occurs with respect to shares held under the Plan, the Administrator will give each Participant the opportunity to direct, on a confidential basis, whether the whole shares held in his or her account shall be tendered. The Administrator will tender fractional shares as nearly as possible in the same proportion as whole shares. In that absence of that direction, the shares will be tendered, or not, in the Administrator’s sole discretion.

ARTICLE IX

GENERAL PROVISIONS

9.01	Effect on Employment

Neither the adoption of this Plan, its operation, nor any documents describing or referring to this Plan (or any part thereof) shall confer upon any individual any right to continue in the employee of the Company or an Affiliate or in any way affect any right and power of the Company or an Affiliate to terminate the employment of any individual at any time with or without assigning a reason and with or without providing notice therefore.

9.02	Unfunded Plan

The Plan, insofar as it provides for grants, shall be unfunded, and the Company shall not be required to segregate any assets that may at any time be represented by grants under this Plan. Any liability of the Company to any person with respect to any grant under this Plan shall be based solely upon any contractual obligations that be created pursuant to this Plan. No such obligation of the Company shall be deemed to be secured by a pledge of, or other encumbrance on, any property of the Company.

9.03	Governing Law

The place of administration of the Plan shall be convulsively deemed to be within the Commonwealth of Virginia, and the rights and obligations of any and all persons having or claiming to have had an interest under the Plan or under any agreements evidencing Options shall be governed by and construed exclusively and solely in accordance with the laws of the Commonwealth of Virginia without regard to conflict of laws provisions of any jurisdictions.

9.04	Rules of Construction

Headings are given to the articles and sections of this Plan solely as a convenience to facilitate reference. The reference to any statute, regulation, or other provision of law shall be construed to refer to any amendment to or successor of such provision of law.

9.05	Effective Date

The Plan shall become effective as of July 1, 2005, subject to approval by the holders of a majority of the shares of LFG Stock present and represented at any special or annual meeting of the shareholders of the Company duly held within twelve (12) months after adoption of the Plan. If the Plan is not so approved, the Plan shall not become effective.

ARTICLE X

AMENDMENT AND TERMINATION

Although the Company intends to continue the Plan indefinitely, the Company specifically reserves the right to suspend, modify, amend or terminate the Plan at any time. Any such suspension, modification, amendment or termination will not affect a Participant’s right to shares of LFG Stock already purchased for the Participant or payroll deductions held by the Administrator (except that the Company may take any action necessary to comply with applicable law).